
Mail Stop 3720

August 27, 2008

Martin Schwartz
Chief Executive Officer
IVT Software, Inc.
196 North Crest Place
Lakewood, NJ 08701

>   **Re: IVT Software, Inc.**
>   **Form S-1**
>   **Response Letter dated July 23, 2008**
>   **File No. 333-151435**

Dear Mr. Schwartz:

We have considered your response letter dated July 23, 2008 to our comment letter dated July 18, 2008, and we have the following additional comment. Please note that we have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We have considered your response to comment one in our comment letter dated July 18, 2008, and are unable to concur with your conclusion. In this regard, we note that the company is registering <u>all</u> of the shares held by persons other than Mr. Martin Schwartz, the selling shareholders have held the shares for a limited period of time, the selling shareholders purchased the shares for nominal consideration and the company received only nominal proceeds, and the company will seek to have broker dealers make a market in the securities on the over-the-counter bulletin board after effectiveness. As a result, the offering does not appear to be a valid secondary offering meeting the requirements under Rule

415(a)(1)(i). Instead, it appears that this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415. Accordingly, please revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters. In the alternative, you may significantly reduce the number of shares being registered by the selling shareholders.

As appropriate, please amend your Form S-1 in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Collin Webster, Attorney-Advisor, at (202)551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Brian Reiss, Esq. *via facsimile* 714.378.9093
     Martin Schwartz, *via facsimile* 718.972.6196